1169762

BEST AVAILABLE COPY

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

01051176

REGISTRANT'S NAME: Beijing Enterprises Holdings Ltd.

*CURRENT ADDRESS: 34/F. West Tower, Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

**FORMER NAME: ____________

**NEW ADDRESS: ____________

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 5242 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ]

AR/S (ANNUAL REPORT) [X]

12G32BR (REINSTATEMENT) [ ]

SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: Amy O'Brien

DATE : 2/25/02

62-5242

RECEIVED
DEC 7 2001
OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE


北京 2008
BEIJING 2
beijing

AR/S
12-31-00

Annual Report 2000

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

STRONG RECURRENT EARNINGS BASE

VALUE-ADDED MANAGEMENT CULTURE


CONTINUOUS PROFIT GROWTH

One Of The Best-managed Conglomerates

STRICT AND TRANSPARENT CORPORATE GOVERNANCE


LEADERSHIP IN OUR

Corporate Information

Registered Office

34/F, West Tower, Shun Tak Centre
168–200 Connaught Road Central
Hong Kong
Tel: (852) 2915 2898
Fax: (852) 2857 5084

Company Secretary

Tam Chun Fai FCCA AHKSA

Internet Address

http://www.behl.com.hk

Registrars

Tengis Limited
4/F Hutchison House
10 Harcourt Road,
Central, Hong Kong

Legal Advisers

as to Hong Kong law:
Johnson Stokes & Master

as to PRC law:
Haiwen & Partners

Auditors

Ernst & Young

Executive Directors

Mr. Hu Zhao Guang (Chairman)
Mr. Yi Xi Qun (Vice Chairman)
Mr. Xiong Da Xin
(Executive Vice Chairman & President)
Mr. Bai Jin Rong (Executive Vice President)
Mr. Liu Kai (Vice President)
Mr. Xing Chun Hua
Mr. Zheng Wan He
Mr. Wei En Hong
Mr. Li Fu Cheng
Mr. Bi Yu Xi
Mr. Qiao Yu
Mr. Li Zhong Gen

Independent Non-executive Directors

Mr. Lau Hon Chuen, Ambrose
Mr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang

Non-executive Director

Mr. Fang Fang

Principal Bankers

In Hong Kong:
Bank of China, Hong Kong Branch
Bank of Communications, Hong Kong Branch
BNP Paribas
China Construction Bank, Hong Kong Branch
Rabobank, Hong Kong Branch
Standard Chartered Bank
Societe Generale Asia Limited
The Chase Manhattan Bank
The Sumitomo Bank Ltd.
The Industrial and Commercial Bank of China, Hong Kong Branch

In the PRC:
Agricultural Bank of China
China Construction Bank
Guangdong Development Bank
The Industrial and Commercial Bank of China

Net Attributable Operating Profit (HK$'000)


267,984
428,045*
464,205
489,317
515,952
1996†
1997†
1998†
1999†
2000

† *Restated*

* *Net attributable operating profit excluded interest earned on subscription monies, gain on deemed disposal of a subsidiary and refunds of value-added tax and business tax of an associate.*

Turnover (HK$'000)


3,054,794
3,370,694
3,396,570
3,823,713
5,212,882
1996
1997
1998
1999
2000

	2000 year end HK$m	1999 year end (Restated) HK$m
Cash	3,686	3,585
Short-term Loans	2,457	2,146
Long-term Loans	1,910	2,395
Minority Interest	2,777	2,183
Shareholder's Equity	6,440	6,142
Net Cash / (Borrowings)	(681)	(956)

Corporate Structure


Beijing Holdings Limited
Other entities, most of which are under the control of the Beijing Municipal Government
50.37%
Beijing Enterprises Investments Limited
Strategic Investors
Beijing Enterprises Holdings Limited
Public Investors
90%
Capital Airport Expressway
100%
Water Treatment Plant
Yanjing Brewery*
51%
Winery
95%
Western Food
Sanyuan Food
50.5%
Jianguo Hotel
75%
Badaling Great Wall
75%
Long Qing Xia Tourism
0.33%
Wangfujing Department Store*
40%
Beijing International Switching System Co.
varies
New Technology Initiatives
Beijing McDonald's
Guangdong McDonald's
Infrastructure Investments
Consumer Goods
Tourism & Retail Services
Technology

* *Separately listed on domestic stock exchange in China*

The Group is currently engaged in four major sectors of business: consumer goods, infrastructure, services and technology. Consumer goods sector includes manufacture, distribution and sale of beer, wine, dairy products and processed meat and seafood products. Infrastructure sector includes management and operation of the Capital Airport Expressway and the operation concession of a water treatment plant. Services sector includes provision of tourism, retail and hotel services. Technology sector is mainly represented by the Group's 40% interest in BISC which is a joint venture with Siemens AG producing switching system. The Group has also started several technology related projects.



I am pleased to announce that Beijing Enterprises Holdings Limited (the "Group") recorded profit growth for a consecutive three year period. Consolidated turnover jumped 36% to HK$5,213 million. Attributable profit to shareholders increased by 5.4% to HK$516 million. Earnings per share increased by the same extent to HK$0.83.

In 2000, the Group's businesses continued to record steady growth. After relatively large-scale technology upgrades and corporate restructuring in preceding years, certain enterprises entered their speedy growth period with signs of continued and high growth. Some enterprises that had been in unfavourable operating environment also showed a significant turnaround in 2000.

It is encouraging that BISC, in spite of remarkably keen competition, maintained a significant market share in the switching market. Yanjing Brewery also started its series of well-planned acquisitions to expand its scale and to enhance its popularity and competitiveness. Among the Group's companies, Sanyuan Food, which is currently in preparation for separate listing on the A share market, is the one that has the greatest improvement in effectiveness. With its asset swap arrangement with the Dong An Group, Wangfujing has greatly enhanced its asset quality and profitability. In brief, the corporate restructuring in 2000 has enhanced the Group's asset quality and maintained its good financial condition, laying a solid foundation for future high growth.

2001 heralds a new century. From a global prospective, development and associated upheavals of the international economy coupled with slowdowns in the growth trend of the US economy have led to interwoven complications in the international capital market. With respect to the domestic situation, the overall running of the economy is back on track for the next cycle of speedy growth that will be affected by factors like the accession of the WTO. This will undoubtedly hasten the paces of reform and liberation of our market. The Hong Kong economy has regained its resilience and continued with its upward trend. In respect of Beijing, the capital of the largest developing country of the world, it will have solid foundations and good conditions for swift development in the new century, which when combined with factors like the "application for holding the Olympics", will multiply the economy size of Beijing. In general, the overall economic environment at the advent of the new century will witness a co-existence of unlimited opportunities, challenges and chances amidst the upheavals.

Adhering to our existing two prong approach, we are committed in the growth of our traditional business through upgrading profitability and technology application and enhancing quality of assets. On the other hand, we will continue with our commitments in respect of the investment of new projects, in particular, investments in the new high technology arena.

The gist of our work for 2001 is to devote our efforts in increasing profitability by leveraging our foundations as well as strengthening the development of the operations of our assets. We will adopt a corporate development strategy of appropriate expansions and contractions through acquisitions, mergers, spin-offs and reorganizations in realizing as well as maximizing corporate operating efficiency. Another gist of our work for 2001 is to rely on developing high technology and its industries as a breakthrough, focus on constructing a high technology industry flagship, increase the input into the new high technology arena and accelerate industry restructuring.

The Group's continued profit growth is attributable to the competent management team and the high-calibre staff. I would like to take this opportunity to thank our staff for their dedication throughout the year.

胡昭廣

Chairman

Hong Kong
10 April 2001

The Group has four main areas of business including consumer goods, infrastructure investments, tourism, hotel & retail services and technology. These four main areas of business recorded mixed results in 2000.

(1) Consumer products



Beer

Beijing Yanjing Brewery Company Limited ("Yanjing Brewery") recorded solid turnover growth for the year through organic expansion as well as acquisitions. Net turnover increased by 17% to HK$1,313 billion. However, profit after tax was down by 6% to HK$248 million mainly due to higher depreciation charge arising from new production facilities for raw beer and premium beer. Productivity will improve when utilisation reaches optimal level.

The brewery division of the Group has expanded its annual production capacity to 2 million tons at end of March 2001 covering eleven brewery plants in six provinces in mainland China. Going forward, the Group will focus its resources to turnaround the acquired brewery plants and further strengthen its brand name position in the domestic market. Yanjing aim to lift its production and sales volume to 3 million tons in 2005 and become the first ten brewery companies in the world.

Dairy products and food business



Net turnover of Sanyuan Food increased strongly by 43% to HK$663 million while operating profit after tax grew 14.35% to HK$52 million when compared to 1999. Turnover growth exceeded profit growth mainly due to HK$15 million of property development profit recorded in year 1999. Gross margin continued to improve due to shift to premium sector products and larger economy of scale. Sanyuan Food is planning for initial public offering in the domestic A share market in early 2002 and is going through a transition period before the China Securities Regulatory Commission officially grant the listing approval.



Beijing Mcdonalds' further expanded its number of restaurants to 67 as at end of year 2000. Both its turnover and net profit improved significantly when compared to year 1999. Four new outlets are located in Shijiazhuang, Bao Ding and Tai Yuan respectively.



Winery

The combined net turnover and profit after tax of Shun Xing Winery and Feng Shou Winery for year 2000 amounted HK$73 million and HK$8.7 million respectively, representing 17% and 30% growth respectively when compared to year 1999. Feng Shou's brand name has become one of the fastest growing gift wine producer in the domestic market.



(2) Infrastructure

Capital Airport Expressway ("Airport Expressway")

Traffic volume increase by 14% to 26.2 million vehicles mainly due to significant air traffic growth boosted by opening of new passenger terminal in Beijing Capital Airport. The net turnover and profit after tax of Airport Expressway amounted to HK$271 million and HK$137 million respectively, representing 17% and 28% growth respectively when comparing to year 1999. The average utilisation rate was 68% in year 2000 and the traffic volume growth is expected to be in line with the growing economic activities and tourism business in Beijing.

Water Treatment Concession

Profit after amortisation on cost of the Concession remained at HK$127 million for the year 2000. The Group received guaranteed cash income on a regular basis from the Beijing Water Bureau.



(3) Services

Tourism services

The total number of visitors to Badaling Great Wall increase by 10% to 3.67 million for the year 2000. Both the occupancy and room rate of Badaling Hot Spring Resort Hotel remained stagnant in year 2000.



The combined net turnover of Badaling Tourism amounted to approximately HK$124 million, representing 8% increase when compared to year 1999. Its combined profit after tax before provision for diminution in value of property increased by 16% to HK$10.5 million.

The number of visitors to Longqingxia increased by 7% to 582,594 in 2000. The net turnover and profit after tax for year 2000 amounted to HK$33 million and HK$4.5 million respectively.



Hotel services

The average occupancy rate of Jianguo Hotel picked up 8% to 76% in year 2000 whereas average room rate declined slightly by 5% to RMB587 in the same period. The occupancy improved significantly upon completion of renovation work at beginning of year 2000. Net turnover and profit after tax in year 2000 amounted HK$120 million and HK$15.2 million approximately, representing 4% and 143% growth when compared to year 1999.

Retail services

The net turnover of Wangfujing Department Store Group ("Wangfujing") jumped by 71% to HK$2.2 billion when compared to year 1999. Wangfujing Group made moderate profit at the operating level in year 2000. To comply with Hong Kong Accounting Standard, the Company shared an exceptional loss of approximately HK$58 million arising from asset swap with Dong An Group.



We believed the asset swap is beneficial to Wangfujing Group in the long term as significant amortisation can be saved from disposals of the non performing assets.



(4) Technology business

BISC (an associated company)

During the year of 2000, Beijing International Switching System Company Limited ("BISC") further strengthened their leading position in very competitive domestic switching market. Sales volume of fixed and mobile EWSD programmable digital switching system increased by 26% to 8.78 million ports in year 2000. Net turnover increased by 23% to HK$3 billion. Averaged product price has stabilised as BISC managed to broaden its product range as well as exploring new products.

The profit after tax of BISC amounted to approximately HK$363 million in the same period. This represents 11% drop when compared to year 1999. The better net profit last year was due to an one off tax and duty rebate of HK$69 million.

Other technology businesses



During the year, the Company reaped significant investment profit when its 25% interests in Beijing Greencool was swapped for 5.3% interests in Greencool Technology which was listed in Hong Kong GEM board. Significant portion of the gain was realised subsequent to the year end date with the balance of the Greencool listed shares held for short investment purpose.

Some of the information technology projects have been progressing well up to date. Beijing Municipal Administration Communications Card Co. Ltd has obtained its business license and is in the process of setting up the system integration and plans to roll out the commercial operation in the fourth quarter of 2001. The Company has also completed capital injection of RMB65 million into Beijing Enterprises Teletron Information Technology Co. Limited which is one of the major broadband infrastructure constructor and ISP service provider in Beijing city.

CAPITALISATION AND FINANCIAL POSITION

Shareholders' equity increased to approximately to HK$6.5 billion while minority interests increased to approximately HK$2.8 billion as at the year end date. At 31 December 2000, the cash and borrowings of the Group amounted to approximately HK$3.73 billion and 4.36 billion respectively. Net debt to equity ratio was 9.7%. The Group's foreign currency borrowings were fully hedged by equivalent amount of Hong Kong dollar and US dollar deposits. Net debt ratio improved moderately mainly due to strong recurring cash flow and contribution by minority shareholders of Yanjing Brewery from a right issue exercise.

Executive Directors

HU Zhao Guang, aged 62, is the chairman of the Company and Beijing Holdings Limited ("BHL"), the parent company of the Company. He graduated from Tsinghua University in the PRC in 1964 and completed a management course in Sweden. He is also an adjunct professor of the Tsinghua University. From February 1993 to January 1998, he served as a Vice Mayor of the Beijing Municipal Government, responsible for new science and technology development and education. From 1988 to 1993, he served as the director of Beijing New Technology Development Zone and chief executive of Beijing Haidian District Government. Mr. Hu has over 31 years' experience in economics, finance and management. Mr. Hu joined the Group in April 1997.

YI Xi Qun, aged 53, is the vice chairman of the Company and vice chairman and general manager of BHL. He graduated from Beijing Chemical Institute in 1975 and later obtained a postgraduate degree in economics and management engineering at Tsinghua University. From 1986 to 1987, Mr. Yi was in charge of the Beijing Municipal Government Economic Structure Reform Committee and from 1987 to 1991, he served as the chief executive officer of Xicheng District of Beijing. Since 1991, Mr. Yi has been an assistant to the Mayor of Beijing as well as Director of the Economic and Foreign Trade Commission of Beijing Municipality and the Management Committee of the Beijing Economic and Technology Development Zone. Mr. Yi has in-depth knowledge and wealth of experience in macroeconomic and microeconomic management. He joined the Group in December 1999.

XIONG Da Xin, aged 51, is the executive vice chairman and president of the company. He graduated from the Economics Faculty of Capital Trade and Economics University in 1982, and was awarded with the honor of Senior Economist. From May 1994 to February 2000, he served as a deputy secretary general of the Beijing Municipal Government, responsible for coordinating the financial and comprehensive economic affairs of Beijing. Meanwhile, from 1994 to 1998, he served as the director of the Legal System Office of the Beijing Municipality, and from 1998 to February 2000, he also served as the director of the General Office of the Beijing Municipal Government. From 1989 to 1992, Mr. Xiong served as the deputy executive officer of the Shijing Shan District of Beijing; from 1992 to 1994, he served as the deputy director of the Commercial Commission of the Beijing Municipality. Mr. Xiong has over 20 years' experience in economics and management. Mr. Xiong joined the Group in February 2000.

BAI Jin Rong, aged 51, is an executive director and executive vice president of the Company. He graduated from Beijing Normal University in 1985. From 1992 to 1997, he served as a Deputy Director of Beijing Economic Structure Reforms Committee. From 1983 to 1992, he held the posts of deputy director and director of the Policy Research Office of Beijing Chemical Industry Group. Mr. Bai has over 26 years' experience in economics, finance and enterprise management. Mr. Bai joined the Group in April 1997.

LIU Kai, aged 47, is the executive director and vice president of the Company. Mr. Liu is responsible for the general management of Beijing Enterprises Holdings Investment Management Co., Ltd. He graduated from Qing Hua University with a bachelor degree in mechanical engineering in 1979, and later obtained a postgraduate degree in domestic economics and management at State Administration Institute. Prior to joining the Company, Mr. Liu has served as a senior executive of Beijing Transportation Bureau and Beijing Transportation Corporation. Mr. Liu has over 21 years' experience in economics and management. Mr. Liu joined the Group in January 2001.

XING Chun Hua, aged 66, is an executive director of the Company. He graduated from the People's University of China in 1964. Since 1984, he has served as deputy general manager and then general manager of Beijing General Corporation of Agriculture Industry and Commerce. From 1982 to 1984, he held the post of chief executive of Fangshan County. Since 13 March 1997, he has been the chairman of Sanyuan Food. He has over 41 years' experience in economics, agriculture and enterprise management. Mr. Xing joined the Group in April 1997.

ZHENG Wan He, aged 49, is an executive director of the Company. He graduated from Beijing Economic Institute in 1983. Since November 1984, he has held the posts of deputy general manager of Beijing Wangfujing Department Store and later vice chairman and general manager of Wanfujing Group. He has over eleven years' experience in economics, retail business and enterprise management. Mr. Zheng is presently the vice chairman of China Youth Entrepreneurs Association and a committee member of China United Commerce Association. Mr. Zheng joined the Group in April 1997.

WEI En Hong, aged 64, is an executive director of the Company. He graduated from Beijing Posts and Telecommunications Institute in 1959. Since 1996, he has served as chairman of Beijing International Switching System Co. Ltd. From 1983 to 1996, he served as deputy executive of the Posts and Telecommunications Administrative Bureau in Heilongjiang Province in the PRC, and then as the chief executive of the Posts and Telecommunications Administrative Bureau in Hebei Province in the PRC. He has over 36 years' experience in the posts and telecommunications industry and in management. Mr. Wei joined the Group in April 1997.

LI Fu Cheng, aged 46, is an executive director of the Company. Since 1983, he has held the posts of deputy secretary and secretary of Yanjing Brewing Factory, and then the chairman and general manager of Yanjing Group. Mr. Li has over 21 years' experience in the brewing industry. Mr. Li joined the Group in April 1997.

BI Yu Xi, aged 52, is the executive director of the Company. Mr. Bi graduated from Beijing Agricultural University with a bachelor degree in Economics and Management, and was awarded with the honor of Senior Economist. Prior to joining the Company, Mr. Bi served as the deputy chief executive of Beijing Transportation Bureau. He is currently the president of Beijing Capital Expressway Development Co., Ltd. Mr. Bi has over 33 years' experience in highway construction and management. Mr. Bi joined the Group in August 2000.

QIAO Yu, aged 35, is an executive director of the Company. Since 1987, he has served as the vice general manager of People's Welfare Company and the vice-chairman of the Welfare and Production Office of Yanqing County, Beijing. From 1992 to 1996, he served as the deputy factory executive of Beijing Badaling Medicine Factory, the vice general manager of Beijing Fo Tao Bao Hotel, the chairman of China Badaling Ni Huang Technology Research Centre and an assistant to the general manager of China Ni Huang Technology Development

Company. Since June 1996, he has served as an officer of BTZA, the general manager of Badaling Tourism Company and the Chairman of Badaling Tourism Development Company. He has more than eleven years' experience in management, hotel and tourism business. Mr. Qiao joined the Group in April 1997.

LI Zhong Gen, aged 49, is an executive director of the Company. He graduated from Beijing No. 2 Foreign Language Institute in 1977. Since October 1994, he served as the director and deputy general manager of Beijing Tourism Company Limited. Prior to that, from April 1987 to October 1994, he held the posts of general manager of Jianguo Hotel, director of State Asset Administration and deputy vice general manager of the Beijing Tourism Bureau, and general manager of Beijing Tourism Corporation and Beijing Hotel Management Company. Mr. Li has over 21 years' experience in finance, tourism development and hotel management. Mr. Li joined the Group in April 1997.

Independent Non-executive Directors

LAU Hon Chuen, Ambrose, aged 53, holds a Bachelor of Laws degree from the University of London and is a Solicitor of the Supreme Court of Hong Kong, a China-Appointed Attesting Officer and a Notary Public. Mr. Lau is also a member of the Legislative Council, the National Committee of the Chinese People's Political Consultative Conference and the Selection Committee For the First Government of the Hong Kong Special Administrative Region ("HKSAR") and a Nonofficial Justice of the Peace. He was the President of the Law Society of Hong Kong from 1992 to 1993. Mr. Lau was a member of the Preparatory Committee for the HKSAR and the Provisional Legislature of Hong Kong. Mr. Lau joined the Group in April 1997.

Dr Leo Tung-Hai Lee, aged 79, GBS, JP, is the Chairman of Tung Tai Group of companies and a director or non-executive director of several publicly listed companies in Hong Kong. He is a member of a number of public services committees and heads of many social service organizations, including as an advisor of the Advisory Board of the Tung Wah Group of Hospitals, Chairman of the Association of Chairmen of the Tung Wah Group of Hospitals and President of the Italian Cultural Society of Hong Kong. Dr. Lee is a member of the Standing Committee of the National Committee of The Chinese People's Political Consultative Conference and is the Vice President of the China Overseas Friendship Association. He served as an Adviser on Hong Kong Affairs to Hong Kong & Macau Affairs Office of the State Council and Xinhua News Agency, Hong Kong Branch; a member of the Preparatory Committee for the HKSAR; and a member of the HKSAR Selection Committee. He has been honoured with awards by four different governments, which include Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d'Honneur of France, and Commandeur de l'Ordre de Leopold II of Belgium. Last year, he was conferred Gold Bauhinia Star of the HKSAR Government of the People's Republic of China. Dr. Lee has over 41 years of experience in business management. Dr. Lee joined the Group in April 1997.

WANG Xian Zhang, aged 59, graduated from the Northeast Finance & Economics University, China in 1965. He has been engaged in the insurance industry since 1970, and was Deputy General Manager of the People's Insurance Company of China ("PICC"), Dalian Branch and then General Manager of PICC, Liaoning Branch. From 1986 to 1995, he was Vice Chairman and Vice President of PICC. Since 1996, he has been Vice Chairman and Vice President of the People's Insurance Company of China (Group). In 1993, he set up China Insurance Group in

Hong Kong. Since then he has been Vice Chairman and President of China Insurance H.K. (Holdings) Co. Ltd. Mr. Wang is also Chairman of the Ming An Insurance Co. (H.K.) Ltd., China Reinsurance Co. (H.K.) Ltd. and CIG-WH International (Holdings) Ltd. and Director of several financial institutions such as The Bank of China, The Ka Wah Bank Ltd. and Top Glory Insurance Co. (Bermuda) Ltd. Mr. Wang joined the Group in April 1997.

Non-executive Director

FANG Fang, aged 35, is now the co-CEO of Sesami Inc. Mr. Fang was previously the vice president of the Company, responsible for corporate finance, legal and corporate communications. He holds a bachelor's degree in management information system from Tsinghua University in the PRC and a MBA degree from Vanderbilt University in the U.S. Prior to joining the Company, he was an investment banker with Merrill Lynch & Co. and Seapower Financial Services Group in New York and Hong Kong, specializing in corporate finance and advisory services, where he gained extensive experience in restructuring and financing Chinese companies. Mr. Fang remained as a consultant to the Chairman of the Company.

Senior Management

DENG Qi, Charles, aged 47, is the vice president of the Company, responsible for corporate finance, legal and corporate communications. He graduated from Beijing Institute of Foreign Languages in 1977 and obtained a post graduated degree in management from University of Lausanne, Switzerland in 1983. He has over 17 years of experiences in banking, corporate finance, securities and business management. Prior to joining the Company, he was working with China International Trust and Investment Corporation, Indosuez Asia Limited, ING Bank, China Securities etc. Mr. Deng joined the Group in January 2001.

TAM Chun Fai, Jimmy, aged 39, is the financial controller and the company secretary of the Company. Mr. Tam graduated from the Hong Kong Polytechnic University with a bachelor of arts degree in accountancy and is a fellow member of Association of Chartered Certified Accountants and a member of Hong Kong Society of Accountants. Mr. Tam has over 12 years' experience in auditing and corporate advisory services with major international accounting firms. He was involved in flotation and audit work of a wide variety of businesses, including electronics, electrical appliances, athletic shoes manufacturing, banking, insurance, securities and property development. Mr. Tam joined the Group in April 1997.

MAO Xiang Dong, Peter, aged 34, is the chief technology officer of the Company. He is responsible for formulating corporate development strategies and assessing investments in high-technology sector. Dr. Mao completed his postdoctoral program of computer science and technology in Tsinghua University in the PRC after obtaining his doctoral degree in 1998. Dr. Mao has extensive experience in high-tech investments. He was in charge of a top government R&D project namely 863 National High-tech Research and Development Project for two years. During such period, he got involved in the research and development of digital information technology products. He is also a fellow member of IEEE. Dr. Mao joined the Group in January 2001.

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2000.

Principal activities

The principal activity of the Company is investment holding. Details of the principal activities of the principal subsidiaries are set out in note 15 to the financial statements. There were no changes in the nature of the Group's activities during the year.

Segmental information

An analysis of the Group's turnover and contribution to profit from operating activities by principal activity and geographical area of operations is as follows:

	2000		1999	
	Turnover HK$'000	Contribution to profit from operating activities HK$'000	*Turnover HK$'000*	*Contribution to profit from operating activities HK$'000 (Restated)*
By activity:				
Brewery operations	1,585,596	318,981	1,355,041	319,741
Retail operations	1,817,536	(74,361)	1,050,753	(64,384)
Dairy operations	662,635	62,377	464,218	51,081
Expressway operations	270,946	175,642	231,315	149,102
Water treatment operations	197,820	128,041	197,109	127,438
Hotel operations	144,940	16,582	138,289	18,111
Tourism operations	130,800	20,220	119,811	15,910
Property construction and development	365,121	28,945	223,952	(7,848)
Others	37,488	140,581	43,225	112,749
	5,212,882	817,008	3,823,713	721,900
By geographical area:				
People's Republic of China:				
Hong Kong	3,453	146,303	3,680	82,666
Elsewhere	5,209,429	670,705	3,870,033	639,234
	5,212,882	817,008	3,823,713	721,900

Results and dividends

The Group's profit for the year ended 31 December 2000 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 23 to 78.

An interim dividend of HK$0.10 per ordinary share was paid on 10 October 2000. The directors recommend the payment of a final dividend of HK$0.15 per ordinary share in respect of the year, to shareholders on the register of members on 15 June 2001. This recommendation has been incorporated in the financial statements.

Summary financial information

A summary of the published results and of the assets and liabilities of the Group for the last five financial years is set out on pages 79 to 80. This summary is not part of the audited financial statements.

Fixed assets and investment and hotel properties

Details of movements in the fixed assets and investment and hotel properties of the Company and the Group are set out in note 13 to the financial statements.

Subsidiaries

Particulars of the Company's principal subsidiaries are set out in note 15 to the financial statements.

Jointly-controlled entities and associates

Particulars of the Company's and the Group's interests in its principal jointly-controlled entities and principal associates are set out in notes 16 and 17 to the financial statements, respectively.

Bank loans and other borrowings

Details of the bank loans and other borrowings of the Company and the Group are set out in note 30 to the financial statements.

Interest capitalised

Interest of approximately HK$1,687,000 (1999: HK$38,055,000) was capitalised during the year in respect of the Group's construction in progress and properties under development.

Purchase, sale or redemption of listed securities of the Company

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 34 to the financial statements.

Distributable reserves

At 31 December 2000, the Company's reserves available for distribution, calculated in accordance with the provisions of Section 79B of the Hong Kong Companies Ordinance, amounted to HK$633,710,000. In addition, the Company's share premium account, in the amount of HK$4,839,497,000 may be distributed in the form of fully paid bonus shares.

Major customers and major suppliers

In the year under review, the Group's sales to the five largest customers and purchases from the five largest suppliers accounted for less than 30% of the Group's turnover and purchases, respectively.

Directors

The directors of the Company during the year were:

Executive directors

Mr. Hu Zhao Guang *(Chairman)*	
Mr. Yi Xi Qun *(Vice Chairman)*	
Mr. Xiong Da Xin *(Vice Chairman and President)*	(Appointed on 23 February 2000)
Mr. Guo Ying Ming *(Vice Chairman and President)*	(Resigned on 23 February 2000)
Mr. Bai Jin Rong *(Executive Vice President)*	
Mr. Xing Chun Hua	
Mr. Zheng Wan He	
Mr. Wei En Hong	
Mr. Li Fu Cheng	
Mr. Cong Shi Jie	(Resigned on 28 August 2000)
Mr. Bi Yu Xi	(Appointed on 28 August 2000)
Mr. Qiao Yu	
Mr. Li Zhong Gen	

Non-executive director

Mr. Fang Fang	(Appointed on 30 May 2000)

Independent non-executive directors

Mr. Lau Hon Chuen, Ambrose

Mr. Lee Tung Hai, Leo

Mr. Wang Xian Zhang

Subsequent to the balance sheet date, on 15 January 2001, Mr. Liu Kai was appointed as an executive director and the Vice President of the Company.

In accordance with Articles 96 and 105(A) of the Company's Articles of Association, Messrs. Bai Jin Rong, Liu Kai, Bi Yu Xi, Lau Hon Chuen, Ambrose, Lee Tung Hai, Leo, Wang Xian Zhang and Fang Fang will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

Directors' and senior management's biographies

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 11 to 14 of the annual report.

Directors' service contracts

Except for Mr. Liu Kai who was appointed as an executive director on 15 January 2001, all the remaining executive directors proposed for re-election at the forthcoming annual general meeting have service contracts with the Company, each with an unexpired period of 29 months as of 31 December 2000. Mr. Liu Kai has entered into a service contract with the Company for a period of three years commencing on 15 January 2001.

Except as disclosed above, no director proposed for re election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment other than statutory compensation.

Directors' interests in contracts

No director had a beneficial interest in any material contract to which the Company, or any of its holding companies, subsidiaries and fellow subsidiaries was a party during the year.

Directors' interests in shares

As at 31 December 2000, the interests of the directors and their associates in the issued share capital of the Company and its associated corporations as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

Name of director	*Nature of interest*	*Name of associated corporation*	*Number of shares held*
Zheng Wan He	Personal	Beijing Wangfujing Department Store (Group) Co., Ltd.	45,738
Li Fu Cheng	Personal	Beijing Yanjing Brewery Company Limited	18,720

Save as disclosed above, none of the directors or their associates had any personal, family, corporate or other interest in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance as recorded in the register required to be kept under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Directors' rights to acquire shares

As at 31 December 2000, the interests of the directors of the Company in options to subscribe for shares of the Company under the share option scheme of the Company were as follows:

Name of director	Number of options held	
	Note (a)	*Note (b)*
Mr. Hu Zhao Guang	400,000	3,600,000
Mr. Bai Jin Rong	240,000	2,160,000
Mr. Xing Chun Hua	240,000	2,160,000
Mr. Zheng Wan He	200,000	1,800,000
Mr. Wei En Hong	200,000	1,800,000
Mr. Li Fu Cheng	200,000	1,800,000
Mr. Qiao Yu	200,000	1,800,000
Mr. Li Zhong Gen	200,000	1,800,000

Notes:

(a) These options were granted on 3 March 1998, at an exercise price per share of HK$17.03. The cash consideration paid by each director for the options granted was HK$1. The options can be exercised at any time in the next ten years commencing on 1 September 1998. No such options were exercised during the year.

(b) These options were granted on 23 June 1998 at an exercise price per share of HK$17.03. The consideration paid by each director for the options granted was HK$1. The options can be exercised in 9 equal portions. The first portion is exercisable at any time commencing on 1 January 1999, and one additional portion becomes exercisable on 1 January in each of the following years. All of the options (to the extent not exercised) will become exercisable on 1 January 2007, and if not otherwise exercised, will lapse on 1 January 2009. No part of these share options was exercised during the year.

(c) Due to the resignation of Mr. Guo Ying Ming on 23 February 2000, a total of 3,000,000 share options granted to him on 3 March 1998 (300,000 share options) and 23 June 1998 (2,700,000 share options) respectively were lapsed on 23 February 2000.

(d) Due to the resignation of Mr. Cong Shi Jie on 28 August 2000, a total of 2,000,000 share options granted to him on 3 March 1998 (200,000 share options) and 23 June 1998 (1,800,000 share options) respectively were lapsed on 28 August 2000.

Save as disclosed above, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was the Company, or any of its holding companies, subsidiaries and fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

Substantial shareholders

As at 31 December 2000, the following interests of 10% or more of the share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance:

Name	Number of shares	%
Modern Orient Limited	90,050,000	14.47
Beijing Enterprises Investments Limited *(Note 1)*	384,000,000	61.69
Beijing Holdings Limited *(Note 2)*	395,361,000	63.51

Notes:

(1) The interest disclosed included the shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by Beijing Enterprises Investments Limited. Accordingly, Beijing Enterprises Investments Limited is deemed to be interested in shares owned by Modern Orient Limited.

(2) The interest disclosed included the shares owned by Beijing Enterprises Investments Limited and Modern Orient Limited. Beijing Enterprises Investments Limited, the holding company of Modern Orient Limited, is held indirectly as to 50.37% by Beijing Holdings Limited. Accordingly, Beijing Holdings Limited is deemed to be interested in shares owned by Beijing Enterprises Investments Limited and Modern Orient Limited.

Save as disclosed above, no person had registered an interest in the share capital of the Company that was required to be recorded pursuant to Section 16(1) of the SDI Ordinance.

Connected transactions

The connected transactions undertaken by the Group are set out in note 39 to the financial statements.

The independent non-executive directors of the Company have reviewed and confirmed that these connected transactions entered into by the Group were (i) in the ordinary course of the Group's business either on normal commercial terms, or on terms that are fair and reasonable so far as the Company's shareholders are concerned; (ii) in accordance with the terms of the agreements governing the transactions; and (iii) within the prescribed limits as set out in the waiver letter in respect of connected transactions granted by The Stock Exchange of Hong Kong Limited.

Pension scheme

Details of the pension scheme of the Group and the employer's pension costs charged to the profit and loss account for the year are set out in notes 2 and 5 to the financial statements, respectively.

Loan agreement with covenant relating to specific performance of the controlling shareholders

In 1998, the Company obtained a three-year US$165 million loan facility. The loan agreement includes certain conditions imposing specific performance obligations on the Company's holding companies, among which are the following events which would constitute an event of default on the loan facility:

1. If the beneficial interest in more than 50% of the entire issued share capital of the Company ceases to be owned by persons or entities controlled by the Beijing Municipal People's Government of China; or

2. If any of the Company's holding companies stops or suspends payments to its creditors generally or is unable to or admits its inability to pay its debts as they fall due, or is declared or becomes bankrupt or insolvent.

Code of Best Practice

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the accounting period covered by the annual report except that the independent non-executive directors of the Company are not appointed for specific terms but are subject to retirement by rotation in accordance with the Company's articles of association.

Auditors

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting

ON BEHALF OF THE BOARD



Chairman

Hong Kong
10 April 2001

Financial Summary

RESULTS

	Year ended 31 December				
	1996	1997	1998	1999	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
	(Notes 1 and 3)	*(Notes 1 and 3)*	*(Note 3)*	*(Note 3)*	
TURNOVER	3,054,794	3,370,694	3,396,578	3,823,713	5,212,882
Operating profit	350,911	916,513	435,773	493,733	525,231
Share of profits and losses of:					
Jointly-controlled entities	8,980	(3,130)	(17,324)	(34,279)	7,330
Associates	83,097	141,658	242,607	202,957	192,052
Profit before tax	442,988	1,083,041	661,056	662,411	724,613
Tax	(93,673)	(106,079)	(107,931)	(104,653)	(146,191)
Profit before minority interests	349,315	976,962	553,125	557,758	578,422
Minority interests	(81,331)	(163,991)	(88,920)	(68,441)	(62,470)
Net profit attributable to shareholders	267,984	812,971	464,205	489,317	515,952

ASSETS AND LIABILITIES

	31 December			
	1997	1998	1999	2000
	HK$'000	HK$'000	HK$'000	HK$'000
	(Notes 1 and 3)	*(Note 3)*	*(Note 3)*	
TOTAL ASSETS	9,567,260	11,888,739	14,161,057	15,302,836
TOTAL LIABILITIES	(2,302,598)	(3,979,207)	(5,837,299)	(6,086,197)
MINORITY INTERESTS	(1,664,957)	(2,035,177)	(2,182,664)	(2,776,813)
NET ASSETS	5,599,705	5,874,355	6,141,994	6,439,826

Notes:

(1) The results for the years ended 31 December 1996 and 31 December 1997, which have been prepared on a pro forma combined basis as if the current group structure had been in existence throughout the years.

(2) The Company was incorporated as a limited liability company in Hong Kong on 26 February 1997. As a result, the only summaries of assets and liabilities of the Group that have been prepared are those set out above.

(3) The financial statements have been restated as a result of the change in the accounting policy for deferred pre-operating expenses as adopted by the Group and as set out in note 3 to the financial statements.

Details of the Group's major investment and hotel properties and properties under development and properties held for sale are as follows:

INVESTMENT AND HOTEL PROPERTIES

Location	Interest in property attributable to the Group	Use	Lease terms
Level 6, Levels 8 to 12 and Levels 17 to 18, Scriven Tower Phase II, 24 Jian Guo Men Wai Avenue, Dongcheng District, Beijing, the PRC	100%	Commercial	Medium term lease 28/12/2043
Flat A, 23/F, Tower 3, The Floridian, No. 18 Sai Wan Terrace, Quarry Bay, Hong Kong, the PRC	100%	Residential	Medium term lease 18/12/2033
Nantong Wangfujing Department Store, Renmin East Road, Chongchuan District, Nantong, Jiangsu Province, the PRC	27.56%	Commercial	Medium term lease 50 years
Jianguo Hotel, Jian Guo Men Wai Avenue, Dongcheng District, Beijing, the PRC	50.5%	Hotel operations	Medium term lease 6/4/2037
Phases I and II of Badaling Hot Spring Resort, 35 Guishui North Street, Yanqing County, Beijing, the PRC	75%	Hotel operations	Medium term lease 40 years

INVESTMENT AND HOTEL PROPERTIES (cont'd)

Location	Interest in property attributable to the Group	Use	Lease terms
Beijing Sanyuan Guangan Guesthouse, 4 East Lane, Guangwai Xinju, Xuanwu District, Beijing, the PRC	95%	Hotel operations	Medium term lease 27/6/2018

Properties Under Development

Location	Expected use	Site area *sq. meter*	Gross floor area *sq. meter*	Completion percentage	Expected date of completion	Percentage of interest attributable to the Group
Block 7, Wan Bo Yuen Small District, 72 You An Men Nei Avenue, Xuanwu District, Beijing, the PRC	Residential	3,008	32,670	85%	2001	49.6%
14 Zaojun Miao, North of Beisanhuan Road, Haidian District, Beijing, the PRC	Residential	24,000	70,000	99%	2001	95%

PROPERTIES HELD FOR SALE

Location	Use	Gross floor area sq. meter	Interest in property attributable to the Group
Block A of Chengdu Wangfujing Plaza, 13 Zhongfu Road, Jinjiang District, Chengdu, Sichuan Province, the PRC	Hotel operations	74,600	35.07%
Wan Bo Yuen Small District 72 You An Men Nei Avenue, Xuanwu District, Beijing, the PRC	Residential	148,000	50.0%
Chaofeng Villas, South of Shisanling Reservior, Changping County, Beijing the PRC	Residential	19,100	50.0%

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Ballroom C, Level 5, The Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 15 June 2001 at 10:30 a.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2000;

2. To declare a final dividend;

3. To re-elect the retiring Directors and to authorize the Board of Directors to fix Directors' remuneration;

4. To re-appoint the retiring Auditors and to authorize the Board of Directors to fix their remuneration;

5. To consider as Special Business and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

   "THAT,

   (a) the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

   (b) the total nominal amount of shares to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution; and

   (c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

      (i) the conclusion of the next Annual General Meeting of the Company;

      (ii) the revocation or variation of the authority given under this Resolution by Ordinary Resolution of the shareholders in general meeting; and

      (iii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of the Company or the laws to be held.";

6. To consider as Special Business and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

(a) the exercise by the Directors during the Relevant Period of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Articles of the Company, the total nominal amount of additional shares issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by Ordinary Resolution of the shareholders in general meeting; and

(iii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of the Company or the laws to be held."; and

7. To consider as Special Business and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT the general mandate granted to the Directors of the Company pursuant to Resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company since the granting of such general mandate pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution".

By Order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 10 April 2001

Notes:

1. The Register of Members will be closed from Monday, 11 June 2001 to Friday, 15 June 2001 (both days inclusive), during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 8 June 2001.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tengis Limited, 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4. An explanatory statement containing further details regarding Resolutions Nos. 5 to 7 above will be sent to shareholders shortly together with the 2000 Annual Report.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Exhibit (t)

ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2000

CHAIRMAN'S STATEMENT

I am pleased to announce that Beijing Enterprises Holdings Limited (the "Company") recorded profit growth for a consecutive three year period. Consolidated turnover jumped 36% to HK$5,213 million. Attributable profit to shareholders increased by 5.5% to HK$516 million. Earnings per share increased by same extent to HK$0.83.

DIVIDENDS

The Directors of the Company recommended the payment of a final dividend of HK15 cents per share for the year ended 31 December 2000 payable to shareholders whose names appear on the Register of Members of the Company on Friday, 15 June 2001. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be paid on or about Friday, 29 June 2001.

RESULTS

The Board of Directors of the Company is pleased to present the audited results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2000.

		Year ended 31 December	
		2000	1999
	Notes	*HK$'000,000*	*HK$'000,000*
			Note
Turnover	2	5,213	3,824
Cost of sales		(3,725)	(2,639)
Gross profit		1,488	1,185
Interest income		186	177
Other revenue		233	98
Selling and distribution costs		(381)	(234)
Administrative expenses		(506)	(305)
Other operating expenses		(195)	(50)
Revaluation deficits on investment and hotel properties		(8)	(49)
Profit from operating activities	3	817	722
Finance costs	4	(292)	(228)
Share of profits and losses of:			
Jointly-controlled entities		7	(34)
Associates		192	203
PROFIT BEFORE TAX		724	663
Tax	5	(146)	(105)
Profit before minority interests		578	558
Minority interests		(62)	(69)
Net Profit from ordinary activities attributable to Shareholders		516	489
DIVIDENDS	6	(156)	(156)
Earnings Per Share — Basic	7	HK$0.83	HK$0.79

Notes:

1. **Prior year adjustment**

During the year, the Group changed its accounting policy with respect to the treatment of deferred pre-operating expenses that do not meet the criteria for recognition as assets under SSAP 16 "Research and development costs" and SSAP 17 "Property, plant and equipment", or are not specifically recoverable from a third party. In prior years, such deferred pre-operating expenses were stated at cost less accumulated amortisation. Amortisation was calculated on the straight-line basis over a period of five years starting from the commencement of operations of the relevant companies. In order to conform with Interpretation 9 "Accounting for pre-operating costs", the Group now recognises such costs as expenses in the period in which they are incurred. The resulting pre-operating expenses charged in the year ended 31 December 2000 amounted to HK$4,089,000.

This change in accounting policy has been accounted for retrospectively. The comparative statements for the year ended 31 December 1999 have been restated to conform to the new policy. The effect of the change in respect of the year ended 31 December 1999 is summarised below:

(i) a net decrease in the movement of exchange fluctuation reserve of HK$116,000;

(ii) a net increase in goodwill of HK$1,474,000 arising on acquisition of an associate in the prior year;

(iii) a net increase in the net profit from ordinary activities attributable to shareholders of HK$4,287,000 which resulted from: a net decrease in pre-operating expenses of HK$1,302,000, a net decrease in share of losses of jointly-controlled entities of HK$8,445,000, a net decrease in share of profits of associates of HK$362,000, a net increase in minority interests charged to the profit and loss accounts of HK$5,098,000; and

(iv) net decrease in opening retained profits, capital reserve and exchange fluctuation reserve of HK$28,387,000, HK$1,085,000 and HK$2,000, respectively, totalling HK$29,474,000 which is the amount of the adjustment in respect of pre-operating expenses capitalised relating to periods prior to the year ended 31 December 1999.

2. **Turnover**

Turnover represents (1) the aggregate of the invoiced value of goods sold net of value-added tax, consumption tax and government surcharges, and after allowances for goods returned and trade discounts, (2) the aggregate of revenue from hotel operations, toll revenue and entrance fees, net of business and consumption taxes and government surcharges, and (3) rental income.

An analysis of the Group's turnover and contribution to profit from operating activities by principal activity and geographical area of operations for the year ended 31 December 2000 is as follows:

	2000		1999	
	Turnover HK$'000,000	*Contribution to profit from operating activities HK$'000,000*	*Turnover HK$'000,000*	*Contribution to profit from operating activities HK$'000,000*
By activity:				
Brewery operations	1,586	319	1,355	320
Retail operations	1,817	(74)	1,051	(64)
Dairy operations	663	62	464	51
Expressway operations	271	176	231	139
Water treatment operations	198	128	197	127
Hotel operations	145	17	138	18
Tourism operations	131	20	120	16
Property construction and development	365	29	224	(8)
Others	37	140	44	113
	5,213	817	3,824	722
By geographical area:				
People's Republic of China:				
Hong Kong	3	146	12	83
Elsewhere	5,210	671	3,812	639
	5,213	817	3,824	722

3. **Profit from operating activities**

The Group's profit from operating activities is arrived at after charging/(crediting):

	2000 HK$'000,000	1999 HK$'000,000 Note
Depreciation	358	220
Less: *Depreciation capitalised as construction in progress and properties under development*	—	(1)
	358	219
Amortisation of operating concessions	72	72
Investment income:		
Listed	(5)	(1)
Unlisted	(25)	(13)
Profit on sales of listed investments	(12)	(1)
Interest income	(186)	(177)

4. **Finance costs**

	2000 HK$'000,000	1999 HK$'000,000
Interest on bank and other loans wholly repayable within five years	278	248
Interest on other loans	16	18
Total finance costs	294	266
Interest capitalised	(2)	(38)
	292	228

5. Tax

	2000 *HK$'000,000*	1999 *HK$'000,000*
Group:		
The People's Republic of China (the "PRC")		
— Hong Kong	1	1
— Elsewhere	108	75
Overprovision in prior year	—	(2)
Tax rebate relating to prior year	—	(1)
Deferred tax	(1)	6
	108	79
Jointly-controlled entities:		
The PRC (outside of Hong Kong)	2	1
Associates:		
The PRC (outside of Hong Kong)	36	25
Tax charge for the year	146	105

Hong Kong profits tax has been provided at the rate of 16% (1999: 16%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations elsewhere in the PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

6. Dividends

	2000 *HK$'000,000*	1999 *HK$'000,000*
Interim — HK10 cents (1999: HK10 cents) per ordinary share	62	62
Proposed final — HK15 cents (1999: HK15 cents) per ordinary share	94	94
	156	156

7. Earnings per share

The calculation of earnings per share is based on the net profit attributable to shareholders for the year of HK$515,952,000 (1999: HK$489,317,000 as restated) and the weighted average of 622,500,000 (1999: 622,500,000) ordinary shares in issue during the year.

Diluted earnings per share for the current year has not been shown because the exercise of the outstanding share options of the Company would not have a diluting effect to the earnings per share.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 11 June 2001 to Friday, 15 June 2001 (both days inclusive), during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 8 June 2001.

BUSINESS REVIEW

The Group achieved a remarkable growth in turnover and a solid growth in attributable profit to shareholders for the year ended 31 December 2000. The consolidated turnover and operating profit attributable to shareholders of the Company amounted to approximately HK$5,213 million and HK$516 million respectively, representing 36% and 5.4% increase when compared to year 1999. All of the Group's four main areas of business recorded steady results in year 2000.

(1) Consumer products

Beer

Beijing Yanjing Brewery Company Limited ("Yanjing Brewery") recorded solid turnover growth for the year through organic expansion as well as acquisitions. Net turnover increased by 17% to HK$1,513 billion. However, profit after tax was down by 6% to HK$248 million mainly due to higher depreciation charge arising from new production facilities for raw beer and premium beer. Productivity will improve when utilisation reaches optimal level.

The brewery division of the Group has expanded its annual production capacity to 2 million tons at end of March 2001 covering eleven brewery plants in six provinces in mainland China. Going forward, the Group will focus its resources to turnaround the acquired brewery plants and further strengthen its brand name position in the domestic market. Yanjing aim to lift its production and sales volume to 3 million tons in 2005 and become the first ten brewery companies in the world.

Dairy products and food business

Net turnover of Sanyuan Food increased strongly by 43% to HK$663 million while operating profit after tax grew 14.35% to HK$52 million when compared to 1999. Turnover growth exceeded profit growth mainly due to HK$15 million of property development profit recorded in year 1999. Gross margin continued to improve due to shift to premium sector products and larger economy of scale. Sanyuan Food is planning for initial public offering in the domestic A share market in early 2002 and is going through a transition period before the China Securities Regulatory Commission officially grant the listing approval.

Beijing Mcdonalds' further expanded its number of restaurants to 67 as at end of year 2000. Both its turnover and net profit improved significantly when compared to year 1999. Four new outlets are located in Shijiazhuang, Bao Ding and Tai Yuan respectively.

Winery

The combined net turnover and profit after tax of Shun Xing Winery and Feng Shou Winery for year 2000 amounted HK$73 million and HK$8.7 million respectively, representing 17% and 30% growth respectively when compared to year 1999. Feng Shou's brand name has become one of the fastest growing gift wine producer in the domestic market.

(2) Infrastructure

Capital Airport Expressway ("Airport Expressway")

Traffic volume increase by 14% to 26.2 million vehicles mainly due to significant air traffic growth boosted by opening of new passenger terminal in Beijing Capital Airport. The net turnover and profit after tax of Airport Expressway amounted to HK$271 million and HK$137 million respectively, representing 17% and 28% growth respectively when comparing to year 1999. The average utilisation rate was 68% in year 2000 and the traffic volume growth is expected to be in line with the growing economic activities and tourism business in Beijing.

Water Treatment Concession

Profit after amortisation on cost of the Concession remained at HK$127 million for the year 2000. The Group received guaranteed cash income on a regular basis from the Beijing Water Bureau.

(3) **Services**

Tourism services

The total number of visitors to Badaling Great Wall increase by 10% to 3.67 million for the year 2000. Both the occupancy and room rate of Badaling Hot Spring Resort Hotel remained stagnant in year 2000.

The combined net turnover of Badaling Tourism amounted to approximately HK$124 million, representing 8% increase when compared to year 1999. Its combined profit after tax before provision for diminution in value of property increased by 16% to HK$10.5 million.

The number of visitors to Longqingxia increased by 7% to 582,594 in 2000. The net turnover and profit after tax for year 2000 amounted to HK$33 million and HK$4.5 million respectively.

Hotel services

The average occupancy rate of Jianguo Hotel picked up 8% to 76% in year 2000 whereas average room rate declined slightly by 5% to RMB587 in the same period. The occupancy improved significantly upon completion of renovation work at beginning of year 2000. Net turnover and profit after tax in year 2000 amounted HK$120 million and HK$15.2 million approximately, representing 4% and 143% growth when compared to year 1999.

Retail services

The net turnover of Wangfujing Department Store Group ("Wangfujing") jumped by 71% to HK$2.2 billion when compared to year 1999. Wangfujing Group made moderate profit at the operating level in year 2000. To comply with Hong Kong Accounting Standard, the Company shared an exceptional loss of approximately HK$58 million arising from asset swap with Dong An Group.

We believed the asset swap is beneficial to Wangfujing Group in the long term as significant amortisation can be saved from disposals of the non performing assets.

(4) **Technology business**

BISC (an associated company)

During the year of 2000, Beijing International Switching System Company Limited ("BISC") further strengthened their leading position in very competitive domestic switching market. Sales volume of fixed and mobile EWSD programmable digital switching system increased by 26% to 8.78 million ports in year 2000. Net turnover increased by 23% to HK$3 billion. Averaged product price has stabilised as BISC managed to broaden its product range as well as exploring new products.

The profit after tax of BISC amounted to approximately HK$363 million in the same period. This represents 11% drop when compared to year 1999. The better net profit last year was due to an one off tax and duty rebate of HK$69 million.

Other technology businesses

During the year, the Company reaped significant investment profit when its 25% interests in Beijing Greencool was swapped for 5.3% interests in Greencool Technology which was listed in Hong Kong GEM board. Significant portion of the gain was realised subsequent to the year end date with the balance of the Greencool listed shares held for short investment purpose.

Some of the information technology projects have been progressing well up to date. Beijing Municipal Administration Communications Card Co. Ltd has obtained its business license and is in the process of setting up the system integration and plans to roll out the commercial operation in the fourth quarter of 2001. The Company has also completed capital injection of RMB65 million into Beijing Enterprises Teletron Information Technology Co. Limited which is one of the major broadband infrastructure constructor and ISP service provider in Beijing city.

SIGNIFICANT SUBSEQUENT EVENTS

Subsequent to the year end date, the following significant business development occurred:

1. On 29 March 2001, the Company completed acquisition of 55.31% controlling interests in Beijing Development (Hong Kong) Limited ("BDL") at a consideration of HK$168 million. BDL will continue its existing property investment and catering business and intend to diversify into information technology business opportunities in Beijing.

2. On 12 January 2001, Sanyuan Food acquired 85% equity interests in Beijing Kraft Food Corporation Limited ("BKF") at a net cash consideration of US$9.3 million. BKF's unaudited net asset value as at 30 September 2000 amounted to approximately RMB175 million. This acquisition will further enhance Sanyuan's production capacity in Beijing and strengthen its leading position in Beijing's dairy market.

3. On 7 February 2001, Wangfujing's shareholders approved an asset swap transaction with Wangfujing Dong An Group where certain non-performing assets of Wangfujing amounting to HK$166 million are to be swapped with 50% interests in Shuang An department store near Zhong Guan Cun in Beijing.

4. On 25 February 2001, the Group's brewery division acquired 52% interests in Qu Fu San Kong Beer Co., Ltd. at a total consideration of RMB120 million. San Kong has an annual output of 200,000 tons in year 2000.

5. On 8 March 2001, Yanjing Brewery subscribed 42,584,432 new shares of Shandong Wu Min Beer Co., Ltd ("Wu Min") at a total consideration of approximately HK$90 million. Upon the completion of the subscription, Yanjing Brewery held 51% of the enlarged issued capital of Wu Min. The principal activities of Wu Min include the manufacture and distribution of beer products in the PRC.

6. Pursuant to share transfer agreement between the Group and five PRC parties on 17 November 2000, the Group has agreed to dispose 23% equity interest in the issued share capital of San Yuan. The details of this transaction was disclosed in an announcement made by the Company on 17 November 2000. According to a supplement to the share transfer agreement dated 6 April 2001, the completion of the share transfer is subject to the fulfillment of certain conditions as stipulated therein. As of the approval date of the financial statements, the share transfer has not been completed.

PROSPECTS

Development Strategy and Prospects

2001 heralds a new century. From a global prospective, development and associated upheavals of the international economy coupled with slowdowns in the growth trend of the US economy have led to interwoven complications in the international capital market. With respect to the domestic situation, the overall running of the economy is back on track for the next cycle of speedy growth that will be affected by factors like the accession of the WTO. This will undoubtedly hasten the paces of reform and liberation of our market. The Hong Kong economy has regained its resilience and continued with its upward trend. In respect of Beijing, the capital of the largest developing country of the world, it will have solid foundations and good conditions for swift development in the new century, which when combined with factors like the "application for holding the Olympics", will multiply the economy size of Beijing. In general, the overall economic environment at the advent of the new century will witness a co-existence of unlimited opportunities, challenges and chances amidst the upheavals.

Adhering to our existing two-prong approach, we are committed in the growth of our traditional business through upgrading profitability and technology application and enhancing quality of assets. On the other hand, we will continue with our commitments in respect of the investment of new projects, in particular, investments in the new high technology arena.

The gist of our work for 2001 is to devote our efforts in increasing profitability by leveraging our foundations as well as strengthening the development of the operations of our assets. We will adopt a corporate development strategy of appropriate expansions and contractions through acquisitions, mergers, spin-offs and reorganizations in realizing as well as maximizing corporate operating efficiency.

CAPITALISATION AND FINANCIAL POSITION

Shareholders' equity increased to approximately to HK$6.5 billion while minority interests increased to approximately HK$2.8 billion as at the year end date. At 31 December 2000, the cash and borrowings of the Group amounted to approximately HK$3.73 billion and 4.36 billion respectively. Net debt to equity ratio was 9.7%. The Group's foreign currency borrowings were fully hedged by equivalent amount of Hong Kong dollar and US dollar deposits. Net debt ratio improved moderately mainly due to strong recurring cash flow and contribution by minority shareholders of Yanjing Brewery from a right issue exercise.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE'S WEBSITE

A detailed announcement of annual results of the Group for the year ended 31 December 2000, containing all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules of the Stock Exchange, will be published on the website of the Stock Exchange in due course.

On behalf of the Board
Hu Zhao Guang
Chairman

Hong Kong, 10 April 2001

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Ballroom C, Level 5, The Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 15 June 2001 at 10:30 a.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2000;

2. To declare a final dividend;

3. To re-elect the retiring Directors and to authorize the Board of Directors to fix Directors' remuneration;

4. To re-appoint the retiring Auditors and to authorize the Board of Directors to fix their remuneration;

5. To consider as Special Business and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

(a) the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

(b) the total nominal amount of shares to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by Ordinary Resolution of the shareholders in general meeting; and

(iii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of the Company or the laws to be held.";

6. To consider as Special Business and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

(a) the exercise by the Directors during the Relevant Period of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Articles of the Company, the total nominal amount of additional shares issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by Ordinary Resolution of the shareholders in general meeting; and

(iii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of the Company or the laws to be held."; and

7. "**THAT** the general mandate granted to the Directors of the Company pursuant to Resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company since the granting of such general mandate pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution".

By Order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 10 April 2001

Notes:

1. The Register of Members will be closed from Monday, 11 June 2001 to Friday, 15 June 2001 (both days inclusive), during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 8 June 2001.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tengis Limited, 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4. An explanatory statement containing further details regarding Resolutions Nos. 5 to 7 above will be sent to shareholders shortly together with the 2000 Annual Report.